                           OFFER TO PURCHASE FOR CASH
                        6,540,670 SHARES OF COMMON STOCK
                                       OF

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                                       AT
                              $24.50 NET PER SHARE
                                       BY

                             CE ELECTRIC (NY), INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                            CALENERGY COMPANY, INC.

       THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
  AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 14, 1997, UNLESS
                             THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST 9.9% OF THE SHARES OUTSTANDING AND (2) THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE.

   THE OFFER IS NOT CONDITIONED UPON THE PURCHASER OBTAINING FINANCING.

                          ----------------------------

                                  IMPORTANT

   Any shareholder desiring to tender all or any portion of his Shares should either (1) complete and sign the enclosed Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have his signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal and mail or deliver the Letter of Transmittal or such facsimile with his certificates evidencing his Shares and any other required documents to the Depositary, or follow the procedure for book-entry transfer of Shares set forth in Section 4, or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares so registered.

   A shareholder who desires to accept the Offer and tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 4.

   Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                    The Dealer Managers for the Offer are:

LEHMAN BROTHERS                                      CREDIT SUISSE FIRST BOSTON

July 18, 1997

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
INTRODUCTION ..........................................................................     1
THE TENDER OFFER ......................................................................     3
1. Terms of the Offer; Expiration Date; Proration......................................     3
2. Acceptance for Payment and Payment for Shares ......................................     4
3. Withdrawal Rights ..................................................................     5
4. Procedure for Tendering Shares .....................................................     6
5. Certain Federal Income Tax Consequences ............................................     8
6. Price Range of Shares; Dividends ...................................................     9
7. Effect of the Offer on the Market for the Shares and Exchange Act Registration  ....    10
8. Certain Information Concerning the Company .........................................    10
9. Certain Information Concerning the Purchaser and CalEnergy .........................    11
10. Background of the Offer; Contacts with the Company ................................    12
11. Purpose of the Offer ..............................................................    15
12. Certain Conditions of the Offer ...................................................    16
13. Source and Amount of Funds ........................................................    19
14. Dividends and Distributions .......................................................    19
15. Certain Legal Matters .............................................................    19
16. Fees and Expenses .................................................................    22
17. Miscellaneous .....................................................................    23
SCHEDULE I  --DIRECTORS AND OFFICERS OF THE PURCHASER AND CALENERGY
SCHEDULE II --SCHEDULE OF TRANSACTIONS IN SHARES DURING THE PAST 60 DAYS BY THE
              PURCHASER, CALENERGY AND THEIR AFFILIATES
SCHEDULE III--CERTAIN ADDITIONAL INFORMATION ABOUT THE PURCHASER AND CALENERGY

TO ALL HOLDERS OF SHARES OF COMMON STOCK OF NEW YORK STATE ELECTRIC & GAS
CORPORATION:

                                 INTRODUCTION

   CE Electric (NY), Inc., a New York corporation (the "Purchaser") and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), hereby offers to purchase 6,540,670 shares ("Shares") of common stock, par value $6.66 2/3 per share (the "Common Stock"), of New York State Electric & Gas Corporation, a New York corporation (the "Company"), at $24.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering holders will be entitled to retain the regular 35 cents cash dividend payable in August 1997. See Section 14.

   Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of Lehman Brothers Inc. ("Lehman Brothers") and Credit Suisse First Boston Corporation ("Credit Suisse First Boston", and together with Lehman Brothers, the "Dealer Managers"), IBJ Schroder Bank & Trust Company (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer.

   The $24.50 per Share consideration offered pursuant to the Offer represents a premium of approximately 17.4% over the closing price of the Common Stock on the New York Stock Exchange, Inc. (the "NYSE") on June 30, 1997, the day an affiliate of CalEnergy commenced purchases of Common Stock in the open market. CalEnergy and its affiliates currently own approximately 0.35% of the outstanding Common Stock. The Offer is not subject to any financing or regulatory approval condition, other than the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

   As described more fully below, on July 10, 1997, David L. Sokol, the Chairman and Chief Executive Officer of CalEnergy met with Wesley W. von Schack, the Chairman, Chief Executive Officer and President of the Company to discuss the possibility of a business combination between the Company and CalEnergy. Subsequent to that meeting, Mr. von Schack called Mr. Sokol to inform him that the Board of Directors of the Company, at a meeting on July 11, 1997, had determined that discussions of this opportunity were not a priority and could not be conducted on the timely basis which Mr. Sokol had outlined in their meeting. As a result of this decision by the Company's Board of Directors, on July 15, 1997, CalEnergy and the Purchaser announced their intention to commence the Offer, and on July 18, 1997 CalEnergy and the Purchaser commenced the Offer. See Section 10.

   The purpose of the Offer is to enable the Purchaser to acquire that number of Shares which, together with the Shares currently beneficially owned by the Purchaser and its affiliates, will represent 9.9% of the total number of Shares outstanding. In order for the Purchaser to acquire more than 9.9% of the outstanding Shares, the Purchaser will be required to obtain certain regulatory approvals, including approvals from the Public Service Commission of the State of New York and the Federal Energy Regulatory Commission. See
Section 15.

   Following completion of the Offer, the Purchaser intends to seek regulatory approvals permitting the acquisition and ownership of 100% of the Common Stock and thereafter to acquire all of the outstanding Shares it does not then own. See Section 15. In order to make such acquisition, the Purchaser currently intends, following completion of the Offer, to offer (the "Subsequent Offer") to acquire all of the Common Stock it does not then own.

   The Subsequent Offer will be subject to a number of conditions to which the Offer is not subject, including the receipt of all required regulatory approvals, the availability of financing, the inapplicability of certain takeover defenses and certain other conditions. As a result of the regulatory approval requirement, the Purchaser believes that the Subsequent Offer will not be capable of being consummated for a significant period of time after it is commenced. See Section 15. The Purchaser expects that the consideration to be paid in the Subsequent Offer will be higher than the consideration to be paid in the Offer, but no assurance can be given that the net present value of that consideration will be higher than the sum of the consideration to be paid in the Offer plus the net present value of any regular dividends that may be paid prior to the time the Subsequent Offer can be completed. The consideration to be paid in the Subsequent Offer may be cash, securities or a combination thereof.

   CalEnergy and the Purchaser intend to continue their efforts to seek to negotiate an acquisition agreement with the Company. No assurance can be given, however, that any such negotiations will be entered into or successfully completed, or as to the terms of any agreement that may be reached. If the current Board of Directors of the Company continues to refuse to negotiate with CalEnergy and the Purchaser, CalEnergy and the Purchaser plan to take actions to remove and replace the current Board of Directors either through a consent solicitation or through a proxy contest.

   Lehman Brothers and Credit Suisse First Boston have delivered to CalEnergy fully underwritten offers to provide the Purchaser with the full amount of financing for the Subsequent Offer at a price up to $27.50 per Share.

   THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 14, 1997, UNLESS EXTENDED.

   THE PURCHASER AND ITS AFFILIATES RESERVE THE RIGHT, FOLLOWING COMPLETION OR TERMINATION OF THE OFFER AND EITHER PRIOR OR SUBSEQUENT TO OR IN LIEU OF THE SUBSEQUENT OFFER, TO ACQUIRE SHARES THROUGH MARKET PURCHASES, PRIVATELY NEGOTIATED TRANSACTIONS, A MERGER OR OTHER BUSINESS COMBINATION OR ANY COMBINATION OF THE FOREGOING.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST 9.9% OF THE SHARES OUTSTANDING (THE "MINIMUM TENDER CONDITION") AND (2) THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"). CERTAIN OTHER CONDITIONS TO CONSUMMATION OF THE OFFER ARE DESCRIBED IN SECTION 12. THE PURCHASER EXPRESSLY RESERVES THE RIGHT TO WAIVE ANY ONE OR MORE OF THE CONDITIONS TO THE OFFER.

   The Minimum Tender Condition. The Minimum Tender Condition requires that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with Shares beneficially owned by the Purchaser and its affiliates, represents at least 9.9% of the Shares outstanding. According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (the "March 10-Q"), as of April 30, 1997 there were 68,502,727 Shares outstanding. An affiliate of the Purchaser beneficially owns 241,100 Shares, representing, based on information in the March 10-Q, approximately 0.35% of the outstanding Shares. Based on the foregoing and assuming no repurchases or issuances of Shares, the 6,540,670 Shares sought pursuant to the Offer, together with the 241,100 Shares held by an affiliate of the Purchaser, will satisfy the Minimum Tender Condition. The Shares beneficially owned by the Purchaser and CalEnergy were recently acquired in open market purchases. See Schedule II.

   THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

   1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for 6,540,670 Shares tendered on or before the Expiration Date (as defined below) and not theretofore withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, August 14, 1997, unless the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

   If any or all of the conditions set forth in Section 12 are not satisfied prior to the Expiration Date, the Purchaser may elect to (i) extend the Offer and retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer (including any rights of tendering shareholders to withdraw their Shares), (ii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders or (iii) waive any or all conditions and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares validly tendered. The Purchaser reserves the right to accept for payment and to pay for more than 6,540,670 Shares pursuant to the Offer, although it has no present intention to do so.

   Upon the terms and subject to the conditions of the Offer, if more than 6,540,670 Shares (or such greater number of Shares as the Purchaser elects to accept for payment and pay for) shall be validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 6,540,670 Shares (or such greater number of Shares) on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date. If fewer than 6,540,670 Shares are validly tendered by the Expiration Date and not withdrawn, the Purchaser may
(i) terminate the Offer and return all tendered Shares to tendering shareholders or (ii) extend the Offer and retain such Shares until the expiration of the Offer as extended, subject to the terms of the Offer. The Purchaser does not presently intend to waive the condition that at least 6,540,670 Shares be validly tendered and not withdrawn prior to the Expiration Date. However, the Purchaser reserves the right to waive such condition.

   In the event that proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, the Purchaser may not be able to announce the final proration factor until approximately six NYSE trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

   If, as a result of repurchases of outstanding Shares by the Company or for any other reason, the purchase by the Purchaser of 6,540,670 Shares pursuant to the Offer would cause the Purchaser to own more than 9.9% of the number of Shares then outstanding, the number of Shares to be purchased by the Purchaser pursuant to the Offer will be reduced by an appropriate number of Shares (to be determined by the Purchaser in its sole discretion) so that the purchase of Shares by the Purchaser pursuant to the Offer will not cause the Purchaser to own more than 9.9% of the number of Shares then outstanding.

   The Purchaser expressly reserves the right, in its sole judgment, at any time or from time to time, and regardless of whether any of the events set forth in Section 12 shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant to Section 12. Any such extension, amendment or termination will be followed as promptly as practicable by public announce-ment thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. The manner in which the Purchaser will make such public announcement may, if appropriate, be limited to a release to the Dow Jones News Service. The reservation by the Purchaser of the right to delay acceptance for payment of or payment for any Shares is subject to the provisions of applicable law, which require that the Purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after termination or withdrawal of the Offer.

   If the Purchaser decides to increase or decrease the consideration offered in the Offer, or to increase or decrease the percentage of the outstanding number of Shares being sought (other than an increase in the number of Shares being sought that does not exceed 2% of the number of Shares outstanding), and if at the time that notice of such increase or decrease is first published, sent or given to holders of Shares in the manner specified above, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such period of ten business days. If the Purchaser waives any material condition to the Offer, or amends the Offer in any other material respect, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required to comply with the Commission's interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in terms or information.

   A request is being made to the Company pursuant to Rule 14d-5 of the Exchange Act for use of the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by the Purchaser following receipt of such lists or listings from the Company, or by the Company if it so elects.

   2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, 6,540,670 Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 3 (including Shares validly tendered and not withdrawn during any extension of the Offer, if the Offer is extended, subject to the terms and conditions of such extension) as soon as practicable after the last to occur of (i) the Expiration Date and (ii) the expiration or termination of the waiting period under the HSR Act, in connection with the filings to be made related to the Offer. In addition, the Purchaser expressly reserves the right, in its sole discretion, to delay the acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any other applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer).

   The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities")), pursuant to the procedures set forth in Section 4, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

   The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

   Payment for Shares accepted for payment pursuant to the Offer may be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. See Section 1.

   A Notification and Report Form with respect to the Offer was filed under the HSR Act on July 17, 1997, and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 P.M., New York City time, on August 1, 1997. Before such time, however, either the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") may extend the waiting period by requesting additional information or material from the Purchaser. If such request is made, the waiting period will expire at 11:59 P.M., New York City time, on the tenth calendar day after the Purchaser has substantially complied with such request. Thereafter, the waiting period may be extended only by court order or with the Purchaser's consent. See Section 15.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn, if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payment from the Purchaser and transmitting payment to tendering shareholders.

   UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

   Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

   If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or are not paid for because of an invalid tender, or if certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility as described in
Section 4, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as soon as practicable following the expiration, termination or withdrawal of the Offer and determination of the final results of proration.

   As required by Commission rules, if the Purchaser were to vary the terms of the Offer by increasing the consideration to be paid per Share, the Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares have been tendered prior to such increase in consideration.

   The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more direct or indirect subsidiaries of CalEnergy, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

   3. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 3, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Purchaser as provided herein, may also be withdrawn at any time after September 16, 1997.

   If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in this Section 3. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

   In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if certificates for Shares have been tendered, the name of the registered holder of Shares as set forth in the tendered certificate, if different from that of the person who tendered such Shares. If certificates for Shares ("Certificates") have been delivered or otherwise identified to the Depositary, then, before the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agent's Medallion Program (collectively, "Eligible Institutions"), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry delivery as set forth in Section 4, any notice of withdrawal must also specify the name and the number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawal of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by repeating one of the procedures described in Section 4 at any time before the Expiration Date.

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser, CalEnergy, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

   4. PROCEDURE FOR TENDERING SHARES. To tender Shares validly pursuant to the Offer, a shareholder must cause a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares and any other required documents, to be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must either cause certificates for tendered Shares to be received by the Depositary at one of such addresses or cause such Shares to be delivered pursuant to the procedures for book-entry delivery set forth below (and a Book-Entry Confirmation to be received by the Depositary), in each case before the Expiration Date, or (in lieu of the foregoing) such shareholder must comply with the guaranteed delivery procedure set forth below.

   The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of the Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below.

   DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   Signatures on all Letters of Transmittal must be guaranteed by an Eligible Institution, except in cases where Shares are tendered (i) by registered holders of Shares (which term includes any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares) who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered owner of the Certificates surrendered, then the Certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificates, with the signature(s) on the Certificates or stock powers guaranteed as aforesaid. See Instruction 5 of the Letter of Transmittal.

   The method of delivery of Shares, the Letter of Transmittal and any other required documents, including delivery through a Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a shareholder or other payee with respect to Shares purchased pursuant to the Offer if the shareholder does not provide his taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering shareholder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary.

   If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Certificates are not immediately available or such shareholder cannot deliver the Certificates and all other required documents to the Depositary before the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

     (a) such tender is made by or through an Eligible Institution; and

     (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, on or before the Expiration Date; and

     (c) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery to the Depositary.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Certificates, or a Book-Entry Confirmation of such Shares,
(ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when Certificates or Book-Entry Confirmations of such Shares are received by the Depositary.

   By executing a Letter of Transmittal as set forth above, the tendering shareholder irrevocably appoints designees of the Purchaser, and each of them, as his attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such appointment, all prior proxies given by such shareholder will be revoked, and no subsequent proxies may be given by such shareholder (and if given, will not be deemed effective). The Purchaser's designees will be empowered, among other things, to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special or adjourned meeting of the shareholders of the Company or any consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for the Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting and other rights of a record and beneficial holder, including acting by written consent, with respect thereto.

   All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. None of the Purchaser, CalEnergy, the Depositary, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and of the instructions thereto) will be final and binding.

   The valid tender of Shares pursuant to one of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

   5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of the material federal income tax consequences to shareholders of the Company who tender their Shares pursuant to the Offer. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative procedures, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has or will be requested from the Internal Revenue Service (the "Service") regarding the anticipated tax consequences described herein. The discussion set forth below does not discuss all aspects of federal income taxation that may be relevant to a particular shareholder in light of his personal investment circumstances or to certain types of shareholders subject to special treatment under the federal income tax laws (for example, tax-exempt organizations, foreign corporations and individuals who have received Shares as compensation or who are not citizens or residents of the United States) and does not discuss any aspect of state, local or foreign taxation. The discussion is limited to those shareholders who hold the Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

   SHAREHOLDERS SHOULD CONSULT THEIR INDIVIDUAL TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES OF THE OFFER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

   Exchange of Shares for Cash. The exchange of Shares by tendering shareholders will be a taxable event for federal income tax purposes, and may also be a taxable transaction under applicable state, local and foreign tax laws. A tendering shareholder will generally recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the aggregate tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer. Gain or loss will be calculated separately for each block of Shares tendered by the shareholder and purchased pursuant to the Offer.

   Gain or loss recognized by a tendering shareholder will be capital gain or loss if the Shares are held as capital assets. Such capital gain or loss will be classified as a long-term capital gain or loss to the extent that the tendered Shares have a holding period of more than one year at the time of their purchase pursuant to the Offer. Long-term capital gains recognized by a tendering individual shareholder will be subject to tax at a maximum marginal federal rate of 28%. Short-term capital gains recognized by a tendering individual shareholder will be subject to tax at a maximum marginal federal rate of 39.6%. Net capital gains recognized by a tendering corporate shareholder will be subject to tax at a maximum marginal federal rate of 35%.

   Backup Withholding. To prevent "backup withholding" of federal income tax on payments of cash to a shareholder of the Company who exchanges Shares for cash in the Offer, a shareholder of the Company must, unless an exception applies under the applicable law and regulations, provide the payor of such cash with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such number is correct and that such shareholder is not subject to backup withholding. A Substitute Form W-9 is included in the Letter of Transmittal. If the correct TIN and certifications are not provided, a $50 penalty may be imposed on a shareholder of the Company by the Service, and cash received by such shareholder in exchange for Shares in the Offer may be subject to backup withholding at the rate of 31%. Amounts paid as backup withholding do not constitute an additional tax and would be allowable as a credit against the shareholder's federal income tax liability.

   6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are quoted on the NYSE. The following table sets forth, for the periods indicated, the reported high and low sales prices per Share, and the amount of cash dividends paid per Share for each such period. The information for the fiscal years ended December 31, 1994, December 31, 1995 and December 31, 1996 is derived from the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1996. The information for subsequent periods is derived from information reported in published financial sources.

                                          HIGH     LOW    DIVIDENDS
                                          ----     ---    ---------
Fiscal Year Ended December 31, 1995:
 First Quarter ........................  $21.75   $19.00     $.35
 Second Quarter .......................  $24.00   $21.25     $.35
 Third Quarter ........................  $26.75   $22.50     $.35
 Fourth Quarter........................  $26.38   $24.75     $.35
Fiscal Year Ended December 31, 1996:
 First Quarter ........................  $26.38   $21.88     $.35
 Second Quarter .......................  $24.50   $22.00     $.35
 Third Quarter ........................  $24.88   $21.13     $.35
 Fourth Quarter........................  $22.63   $20.38     $.35
Fiscal Year Ending December 31, 1997:
 First Quarter ........................  $24.50   $21.25     $.35
 Second Quarter .......................  $22.50   $20.63     $.35
 Third Quarter (through July 14, 1997)   $21.63   $20.81     $.35*

------------
*      Payable on August 15, 1997 to holders of record as of July 25, 1997

   On July 14, 1997, the last full trading day prior to CalEnergy's issuance of the press release announcing its intention to commence the Offer, the reported closing sale price per Share on the NYSE was $21.38. The Offer represents a 14.6% premium over the reported closing sale price per Share on July 14, 1997.

   SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE
SHARES.

   7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES AND EXCHANGE ACT REGISTRATION. Although the purchase of the Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, the Purchaser does not believe that the purchase of the Shares will significantly affect the liquidity and market value of the remaining Shares held by persons other than the Purchaser and its affiliates.

   8. CERTAIN INFORMATION CONCERNING THE COMPANY. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 10-K"), the Company is a New York corporation with its principal executive offices located at Dryden Road, P.O. Box 3287, Ithaca, New York 14852-3287. According to the 1996 10-K, the Company is primarily engaged in generating, purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas.

   Set forth below is certain summary consolidated financial information with respect to the Company derived from the information contained in the 1996 10-K and the March 10-Q. More comprehensive financial information is included in reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all financial information (including any related notes) contained therein. Such reports and other documents may be examined and copies may be obtained in the manner set forth below.

                  NEW YORK STATE ELECTRIC & GAS CORPORATION
                     CONSOLIDATED SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        FISCAL YEAR ENDED             THREE MONTHS ENDED
                                           DECEMBER 31,                    MARCH 31,
                              -------------------------------------- ---------------------
                                  1994         1995         1996        1996       1997
                              ------------ ------------ ------------ ---------- ----------
INCOME STATEMENT DATA:
Operating revenues ...........  $1,898,855   $2,009,541   $2,059,371   $622,056   $588,137
Operating income .............  $  438,575   $  472,144   $  457,543   $196,353   $167,527
Net income ...................  $  187,645   $  196,690   $  178,241   $ 98,676   $ 81,977
Earnings available for Common
 Stock........................  $  168,698   $  177,969   $  168,711   $ 96,343   $ 79,662
Earnings per share ...........  $     2.37   $     2.49   $     2.37   $   1.35   $   1.15
Average shares outstanding  ..      71,254       71,503       71,127     71,503     69,353

                                      DECEMBER 31,                MARCH 31,
                                ------------------------- -------------------------
                                    1995         1996         1996         1997
                                ------------ ------------ ------------ ------------
BALANCE SHEET DATA:
Working capital (current assets
 less current liabilities)  ....  $   32,897   $  (68,661)  $  (35,829)  $   18,308
Total assets ...................  $5,114,331   $5,059,681   $5,142,147   $5,081,383
Total debt (including current
 maturities) ...................  $1,647,071   $1,693,602   $1,663,228   $1,578,703
Total preferred stock ..........  $  265,500   $  159,440   $  165,500   $  159,440
Total Common Stock equity  .....  $1,743,540   $1,769,982   $1,809,111   $1,818,348
Book value per share (based on
 average shares outstanding)  ..  $    24.38   $    24.89   $    25.30   $    26.22

   Although neither the Purchaser, CalEnergy, the Dealer Managers nor the Information Agent have any knowledge that would indicate that any statements contained herein based on such documents and records are untrue, none of the Purchaser, CalEnergy, the Dealer Managers or the Information Agent takes responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser, CalEnergy, the Dealer Managers or the Information Agent.

   The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obliged to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov. In addition, such material should also be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Except as otherwise noted in this Offer to Purchase, all of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

   9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND CALENERGY. CalEnergy, together with its subsidiaries, is a United States-based global power company which generates, distributes and supplies electricity to utilities, government entities, retail customers and other customers located throughout the world. CalEnergy, through its subsidiaries, is primarily engaged in the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal resources, natural gas and hydroelectric or other energy sources, such as oil and coal. In addition, through its U.K. subsidiary, Northern Electric plc ("Northern"), a regional U.K. electric utility, CalEnergy is engaged in the distribution and supply of electricity in an area in northeast England that covers approximately 14,400 square kilometers with a population of approximately 3.2 million people as well as the generation and supply of electricity (together with other related business activities) in other regions in England and Wales. CalEnergy believes that its experience in operating a regional U.K. utility in the deregulated U.K. marketplace will strengthen its ability to compete successfully in the United States, where CalEnergy believes that the impending deregulation of the power markets will reflect many aspects of the United Kingdom model for competitive generation, transmission, distribution and supply of energy. For the year ended December 31, 1996 and the three months ended March 31, 1997, CalEnergy had total revenues of $576.2 million and $566.0 million, respectively, and net income of $92.5 million and $27.4 million, respectively. As of March 31, 1997, CalEnergy had cash and short-term investments of $335.3 million (not including restricted cash and joint venture cash and investments).

   The principal executive offices of the Purchaser and CalEnergy are located at 302 South 36th Street, Suite 400, Omaha, Nebraska 68131 and their telephone number is (402) 341-4500. The Purchaser is a wholly owned subsidiary of CalEnergy and has not conducted any business except in connection with the Offer. The Purchaser was incorporated in 1997 under the laws of the State of New York.

                            CALENERGY COMPANY, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      FISCAL YEAR ENDED          THREE MONTHS ENDED
                                         DECEMBER 31,                MARCH 31,
                               -------------------------------- --------------------
                                  1994       1995       1996      1996       1997
                               ---------- ---------- ---------- --------- ----------
STATEMENT OF OPERATIONS DATA:
Total revenue .................  $185,854   $398,723   $576,195   $90,356   $565,976
Extraordinary item ............  $ (2,007)        --         --        --         --
Net income ....................  $ 36,827   $ 63,415   $ 92,461   $14,461   $ 27,448
Net income available to common
 shareholders..................  $ 31,817   $ 62,335   $ 92,461   $14,461   $ 27,448
Net income per share--fully
 diluted ......................  $    .88   $   1.18   $   1.50   $   .26   $    .41
Average number of shares
 outstanding...................    35,721     49,971     57,870    54,114     65,647

                                 DECEMBER 31,                MARCH 31,
                           ------------------------- -------------------------
                               1995         1996         1996         1997
                           ------------ ------------ ------------ ------------
BALANCE SHEET DATA:
Total assets ..............  $2,654,038   $5,712,907   $2,721,400   $6,138,050
Total liabilities .........  $2,084,474   $4,263,803   $2,126,588   $4,685,776
Total shareholders'
 equity....................  $  543,532   $  880,790   $  569,228   $  876,364

   CalEnergy, through its subsidiaries, owns a general partnership interest in and operates an environmentally advanced 240MW gas-fired generating plant in Plattsburg, New York, which has a long-term power sales agreement with the Company, and maintains an office in Plattsburg.

   Schedule II hereto sets forth transactions in the Shares effected during the past 60 days by the Purchaser and its affiliates. Except as set forth in this Offer to Purchase and Schedule II hereto, none of the Purchaser, CalEnergy or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, or any affiliate, associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and none of the Purchaser, CalEnergy or, to the best knowledge of the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

   Except as otherwise stated in this Offer to Purchase, (i) there have not been any contacts, transactions or negotiations between the Purchaser, CalEnergy or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets, or that are otherwise required to be disclosed pursuant to the rules and regulations of the Commission, and (ii) none of the Purchaser, CalEnergy or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

   10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. On July 10, 1997, David L. Sokol, the Chairman and Chief Executive Officer of CalEnergy met with Wesley W. von Schack, the Chairman, Chief Executive Officer and President of the Company to discuss the possibility of a business combination between the Company and CalEnergy. At the meeting, Messrs. Sokol and von Schack discussed their views on the electric and gas utility industry in the State of New York and elsewhere and the present and future federal and New York State regulatory environment. Mr. Sokol indicated that CalEnergy was interested in acquiring the Company, and the two explored in general terms the feasability of such a transaction, the possibility of a merger of equals between the two companies and the benefits to the two companies and their shareholders of a business combination. Although no offers to buy or sell were made, Messrs. Sokol and von Schack discussed generally the consideration that might be paid in a transaction, if such a transaction were to be mutually agreeable. Mr. von Schack indicated in this conceptual discussion that in his view up to a 25% premium for the Company's shares might be appropriate in the context of a stock for stock merger of the Company and CalEnergy. Mr. Sokol indicated that if CalEnergy were to acquire the Company in a "friendly" transaction, and if certain assumptions regarding the Company's business were confirmed (including the assumption that certain pending regulatory matters could be resolved favorably), CalEnergy might consider making a cash offer of up to $28 per share of Common Stock (and Mr. Sokol further indicated that he believed any price near the top end of that range would be fully priced). Mr. von Schack indicated to Mr. Sokol that the Company's Board of Directors was scheduled to meet the next day, that he would bring this discussion to the attention of the Board and that he would advise Mr. Sokol as to the Board's reaction.

   On July 12, 1997, Mr. von Schack called Mr. Sokol to inform him that the Board of Directors of the Company, at a meeting on July 11, 1997, had determined that discussions concerning a business combination with CalEnergy were not a priority and could not be conducted on the timely basis which Mr. Sokol had outlined in their meeting.

   On July 15, 1997, Mr. Sokol delivered to Mr. von Schack and the Company's Board the following letter and announced the same by press release:

     July 15, 1997

     BY HAND AND VIA FAX

     Mr. Wesley W. von Schack
     Chairman, President & Chief Executive Officer
     New York State Electric & Gas Corporation
     Binghamton, New York 13902-3607
     Fax: 607-729-3318

     Dear Wes:

     I was disappointed to learn from you in our telephone call on Saturday, July 12th of your Board's decision that pursuing discussions with us concerning the advantages of a possible combination of New York State Electric & Gas Corporation ("NYSEG") and CalEnergy Company, Inc. ("CalEnergy") was not a priority and could not be conducted on the timely basis which I outlined to you in our meeting last week, on Thursday, July 10th. I might add that your Board's reaction does not appear to be consistent with the clear impression you gave me in our meeting last Thursday to the effect that a sale of NYSEG in the price range we conceptually discussed was an alternative that you would seriously and promptly consider and that you agreed it was in the best interests of your shareholders that you do so.

     Accordingly, after considered review of the publicly available information concerning NYSEG, the CalEnergy Board has concluded that the potential strategic and financial benefits to our companies' shareholders and other concerned constituencies are compelling and should be pursued on an immediate and serious basis. Our strong preference would be to work together with you and the NYSEG Board to complete a negotiated transaction. However, in light of the confusing messages we have received from you and your Board, CalEnergy is today approaching your shareholders directly and announcing a cash tender offer to acquire for $24.50 per share that number of shares of NYSEG common stock which, together with the shares of NYSEG common stock which CalEnergy presently owns, will represent 9.9% of the total number of shares of NYSEG common stock outstanding. Holders tendering their shares will also be entitled to retain the regular 35 cents dividend payable in August. This tender offer is the first step in the intended acquisition of 100% of NYSEG's common shares by CalEnergy.

     As previously noted, we would much prefer to work together with you and your Board to achieve a negotiated transaction. Accordingly, this letter sets forth a specific proposal for consideration by you and your Board, together with a brief reiteration of the merger rationale which I shared with you at our meeting last week.

     Our specific merger proposal is to commence negotiations immediately to enter into a consensual merger in which each outstanding share of NYSEG common stock would be exchanged for $27.50 in cash. This cash price represents a premium of 31.74% above the NYSEG $20 7/8 per share NYSE closing price on June 30, 1997 (the day immediately preceding the day on which we first commenced our open market purchases of NYSEG Common Stock). I would also note that the cash merger price which we propose exceeds the up to 25% premium for NYSEG Common Stock which you indicated, in our conceptual discussion during our meeting last Thursday, might be appropriate in the context of a stock for stock merger of NYSEG and CalEnergy.

     As I informed you in our meeting last week, we have reviewed the regulatory issues in detail and have fully underwritten financing offers in an amount sufficient to complete the acquisition of 100% of NYSEG's common stock at the price set forth above. The difference between our proposed consensual merger price and our partial tender offer price reflects the shorter time interval and increased certainty associated with the purchase of 9.9% of NYSEG's common shares. The partial tender offer requires no regulatory approvals other than expiration of the expected 15-day Hart-Scott-Rodino waiting period, as compared to the estimated nine to twelve months for the regulatory approvals required to complete the acquisition of 100% of NYSEG's common stock.

     While NYSEG clearly possesses many strengths, you have publicly acknowledged that both New York's energy industry generally and NYSEG specifically face a number of serious, complex and immediate challenges. These include:

     o The New York Public Service Commission's restructuring proceedings with respect to, among other things, (i) the lowering of the rates chargeable by NYSEG and other New York utilities, (ii) the potential divestiture of generation assets and (iii) the introduction of broadened competition;

     o Litigation by NYSEG concerning the unimplemented rate increases approved in NYSEG's last rate case (August 1995);

     o NYSEG's potentially strandable above-market costs (which you have publicly stated are more than twice the national average);

     o  NYSEG's flat revenues over the last two years; and

     o The consistent underperformance of NYSEG's common stock since NYSEG cut its dividend in October 1994.

     CalEnergy welcomes the deregulation of the New York electric market and views increased competition as positive and beneficial to ratepayers and the larger New York community alike. We would expect to bring a helpful competitive focus to NYSEG's transition to such an environment and in meeting the competitive challenges which it faces.

     CalEnergy, which has (according to analysts' consensus estimates) expected 1997 revenues in excess of $2 billion, traces its roots to the introduction of the competitive electric generation industry within the United States and has expanded and thrived in the competitive marketplace, both within the U.S. and internationally.

     As I described to you, CalEnergy's U.K. utility subsidiary, Northern Electric plc (which is engaged in the distribution and supply of electricity to approximately 1.5 million customers, primarily in Northeast England), brings us direct experience, systems and skills acquired in the deregulated and competitive U.K. electric and gas markets. We anticipate using these skills and working closely with the New York Public Service Commission to provide rate reductions for all NYSEG customers following the proposed merger, while maintaining the safe and reliable service to which they are accustomed.

     Consistent with CalEnergy's decentralized regional organization, we would intend to maintain NYSEG as a separate operating business unit with its existing corporate headquarters. We would also plan to reincorporate CalEnergy in New York and grow NYSEG's business by participating aggressively in the increasingly competitive New York electric market. This would ultimately make a significant contri-bution to the local region's long-term ability to retain jobs and attract new jobs and businesses. CalEnergy is a high growth company which has increased its number of employees tenfold over the past 5 years and provides worldwide opportunities in its numerous locations.

     As I have previously detailed, we believe that our cash merger proposal, which reflects a substantial premium over NYSEG's current market value, represents a full and fair price for your shareholders. Moreover, our proposal would permit your shareholders to realize this substantial cash value notwithstanding the significant uncertainties facing NYSEG and its business today. To the extent that you believe that your shareholders would view favorably an option to receive CalEnergy shares or other forms of consideration in lieu of the cash price we have proposed, we would be willing to consider that in the context of a negotiated transaction.

     Although we have found it necessary to go directly to your shareholders with our partial tender offer and advise them of our merger proposal, my continuing preference is to pursue this opportunity on a consensual basis with you and NYSEG's board. We are available to meet with you immediately to discuss the terms of this proposal. However, if you choose not to enter into discussions with us, we believe, and we hope you will agree, that NYSEG's Board ought to permit NYSEG's shareholders to freely decide for themselves on the merits of our offer rather than taking any action which would hinder the shareholders' ability to express their views.

     I look forward to hearing from you soon.

     Sincerely,

     /s/David L. Sokol
     David L. Sokol
     Chairman & Chief Executive Officer

     cc: Board of Directors of NYSEG
         c/o Mr. Wesley W. von Schack

   On July 15, 1997, CalEnergy and the Purchaser announced their intention to commence the Offer, and on July 18, 1997, CalEnergy and the Purchaser commenced the Offer.

   11. PURPOSE OF THE OFFER.

   General. The purpose of the Offer is to enable the Purchaser to acquire the Shares, which together with the Shares currently beneficially owned by the Purchaser, will represent 9.9% of the total number of Shares outstanding. In order for the Purchaser to acquire more than 9.9% of the outstanding Shares of the Company, the Purchaser will be required to obtain certain regulatory approvals, including approvals from the PSC and the FERC. See
Section 15.

   Following completion of the Offer, the Purchaser intends to seek regulatory approvals permitting the acquisition and ownership of 100% of the Common Stock and thereafter to acquire all of the outstanding Shares it does not then own. See Section 15. In order to make such acquisition, the Purchaser currently intends, following completion of the Offer, to make the Subsequent Offer to acquire all of the Common Stock it does not then own.

   The Subsequent Offer will be subject to a number of conditions to which the Offer is not subject, including the receipt of all required regulatory approvals, the availability of financing, the inapplicability of certain takeover defenses and certain other conditions. As a result of the regulatory approval requirement, the Purchaser believes that the Subsequent Offer will not be capable of being consummated for a significant period of time after it is commenced. See Section 15. The Purchaser expects that the consideration to be paid in the Subsequent Offer will be higher than the consideration to be paid in the Offer, but no assurance can be given that the net present value of that consideration will be higher than the sum of the consideration to be paid in the Offer plus the net present value of any regular dividends that may be paid prior to the time the Subsequent Offer can be completed. The consideration to be paid in the Subsequent Offer may be cash, securities or a combination thereof. The Purchaser and its affiliates reserve the right, following completion or termination of the Offer and either prior or subsequent to or in lieu of the Subsequent Offer, to acquire Shares through market purchases, privately negotiated transactions, a merger or other business combination or any combination of the foregoing.

   CalEnergy and the Purchaser intend to continue their efforts to seek to negotiate an acquisition agreement with the Company. If the current Board of Directors of the Company continues to refuse to negotiate with CalEnergy and the Purchaser, CalEnergy and the Purchaser plan to take actions to remove and replace the current Board of Directors either through a consent solicitation or through a proxy contest.

   Lehman Brothers and Credit Suisse First Boston have delivered to CalEnergy fully underwritten offers to provide the Purchaser with the full amount of financing for the Subsequent Offer at a price up to $27.50 per Share.

   In the event that following consummation of the Offer the Purchaser does not obtain the regulatory approvals permitting the acquisition and ownership of 100% of the Common Stock, the Purchaser may seek to sell Shares owned by it through market sales or privately negotiated transactions. A sale by the Purchaser of a substantial portion of its Shares following consummation of the Offer could adversely affect the market value of the Common Stock.

   Except as indicated in this Offer to Purchase, the Purchaser has no present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's corporate structure or business or the composition of the Company's Board or the Company's management or personnel.

   12. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, and in addition to, and not in limitation of, the Purchaser's rights to amend the Offer in any respect at any time in its sole discretion, the Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares (subject to Rule 14e-1(c) under the Exchange Act), or may, in the sole discretion of the Purchaser, terminate the Offer as to any Shares not then paid for if (i) at or before the Expiration Date the Minimum Tender Condition shall not have been satisfied or (ii) on or after the date of this Offer to Purchase, and at or before the time of payment for any of such Shares, any of the following events shall occur or shall be determined by CalEnergy or the Purchaser to have occurred:

     (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser or any other affiliates of CalEnergy, the consummation by the Purchaser or any other affiliates of CalEnergy of a merger or other business combination with the Company, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by CalEnergy, the Purchaser or any other affiliates of CalEnergy of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser, or to compel CalEnergy, the Purchaser or any other affiliates of CalEnergy to dispose of or hold separately all or any portion of the business or assets of the Purchaser or the Company or any of its subsidiaries or seeking to impose any limitation on the ability of CalEnergy, the Purchaser or any other affiliates of CalEnergy to conduct their business or own such assets, (iii) seeking to impose or confirm limitations on the ability of CalEnergy, the Purchaser or any other affiliates of CalEnergy effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by CalEnergy, the Purchaser or any other affiliates of CalEnergy of any Shares, (v) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Purchaser, might materially adversely affect CalEnergy, the Purchaser or any other affiliates of

    CalEnergy or the value of the Shares, or (vi) in the sole judgment of the Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, joint ventures or partnerships; provided that the condition specified in this paragraph (a) shall not be deemed to exist by reason of any court proceeding pending on the date hereof and known to the Purchaser, unless in the sole judgment of the Purchaser there is any adverse development in any such proceeding after the date hereof, or before the date hereof if not known to the Purchaser on the date hereof, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) above;

     (b) there shall be any action taken, or any statute, rule, regulation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (i) to the Purchaser, CalEnergy or any affiliate of CalEnergy or (ii) to the Offer or any business combination by the Purchaser or any affiliate of CalEnergy with the Company, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to any business combination, which, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

     (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries which, in the sole judgment of the Purchaser, is or may be materially adverse, or the Purchaser shall have become aware of any fact which, in the sole judgment of the Purchaser, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser;

     (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or any material adverse change in prices generally of shares on the NYSE or the Nasdaq Stock Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States,
    (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of the Purchaser, might affect the extension of credit by banks or other lending institutions, (iv) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (e) the Company or any of its subsidiaries, joint ventures or partnerships or other affiliates shall have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the present terms thereof) of employee stock options outstanding on the date of this Offer to Purchase, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared, paid or proposed to declare or pay any cash dividend or other distribution on any shares of capital stock of the Company (other than regular cash dividends in an amount not exceeding $.35 per quarter), (v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (vi) incurred any debt otherwise than in the ordinary course of business or any debt containing, in the sole judgment of the Purchaser, burdensome covenants or security provisions, (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that in the Purchaser's sole opinion could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to the Purchaser, (ix) entered into any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, or taken any action to fund, secure or accelerate the funding of compensation or benefits provided for one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings, or (xi) amended or authorized or proposed any amendment to its certificate of incorporation or Bylaws or similar organizational documents, or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment which shall not have been previously disclosed;

     (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% or any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the Commission on the date of this Offer to Purchase, (ii) any such person, entity or group which before the date of this Offer to Purchase had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company, or (iv) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

     (g) the Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Purchaser or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

     (h) the Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or
    (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments or agreements that is or may be materially adverse to the value of the Shares in the hands of the Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the acquisition of control of the Company); or

     (i) CalEnergy or the Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which is necessary to consummate the Offer, including without limitation, the expiration or termination of the waiting period under the HSR Act;

which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

   The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in the sole discretion of the Purchaser. Any determination by the Purchaser concerning any event described in this Section 12 shall be final and binding upon all parties.

   13. SOURCE AND AMOUNT OF FUNDS. The Purchaser estimates that the total amount of funds required to purchase the Shares in the Offer will be approximately $160 million. The Purchaser will obtain such funds through a capital contribution by CalEnergy from available cash on hand.

   14. DIVIDENDS AND DISTRIBUTIONS. If, on or after the date of this Offer to Purchase, the Company should split, combine or otherwise change the Shares or its capitalization, or shall disclose that it has taken any such action, then, subject to the provisions of Section 12, the Purchaser may, in its sole judgment, make such adjustments as it deems appropriate to reflect such split, combination or other change in the purchase price and the other terms of the Offer (including, without limitation, the number and type of securities offered to be purchased, the amounts payable therefor and the fees payable hereunder).

   If, on or after the date of this Offer to Purchase, the Company should declare or pay any cash or stock dividend or other distribution on or issue any rights with respect to the Shares, payable or distributable to shareholders of record on a date before the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares accepted for payment pursuant to the Offer, then, subject to the provisions of Section 12, (i) the purchase price per Share payable by the Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend (other than the regular quarterly cash dividend of $.35 per Share payable on August 15, 1997 to holders of record as of the close of business on July 25, 1997) or cash distribution and (ii) the whole of any such non-cash dividend, distribution or right will be received and held by the tendering shareholder for the account of the Purchaser and shall be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

   15. CERTAIN LEGAL MATTERS. Except as otherwise disclosed herein, on the basis of an examination of publicly available filings with respect to the Company, the Purchaser is not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought. The Purchaser is unable to predict whether it may determine that it is required to delay the acceptance for payment of Shares pursuant to the Offer pending such approval or other action. There cannot be any assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer pursuant to Section 12.

   State Takeover Laws. A number of states (including New York) have adopted laws and regulations containing restrictions that apply to offers to acquire securities of corporations which are incorporated and/or have assets, shareholders and/or conduct business therein. In 1982, the United States Supreme Court in Edgar v. Mite Corp. invalidated on constitutional grounds the Illinois Business Takeovers Statute which, as a matter of state securities law, imposed procedural requirements of additional filings, a waiting period and a fairness hearing on tender offers, on the ground that the requirements imposed by the state takeover statute which made takeovers of corporations meeting certain requirements more difficult, conflicted with federal law. The reasoning in that decision is likely to apply to other state takeover statutes that purport to impose similar requirements on the Offer.

   In 1987, the United States Supreme Court in CTS Corp. v. Dynamics Corp. of America held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation, without the prior approval of a majority vote of those shareholders of the corporation who had no interest in the acquisition and who were neither officers nor directors and employees of the corporation, provided that such laws were applicable only to Indiana corporations. Subsequently, certain United States District Courts have ruled that state takeover statutes, even of the type upheld in CTS Corp., are unconstitutional insofar as they apply to corporations incorporated outside that state. In TLX Acquisition Corp. v. Telex Corp., a United States District Court in Oklahoma ruled that Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly in Tyson Foods, Inc. v. McReynolds, a United States District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as they applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. The reasoning of these cases may indicate that application of the takeover statutes of states other than New York to the Offer could be unconstitutional.

   Various states, including New York, also have enacted business combination statutes that regulate the circumstances under which a corporation may merge or enter into other business combinations with an acquiror of certain percentages of their outstanding stock. In Amanda Acquisition Corp. v. Universal Foods Corp., the United States Court of Appeals for the Seventh Circuit held that the state of Wisconsin could, as a matter of state law, prohibit for a period of three years, a Wisconsin corporation from entering into certain business combinations, including a merger, with a holder of 10% or more of the outstanding stock of the corporation, unless the corporation's Board of Directors had approved the transaction prior to the time the acquiror purchased its 10% interest in the corporation. Certiorari to the United States Supreme Court was denied.

   The Company and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have enacted takeover statutes. The Purchaser does not know whether any or all of these statutes will by their terms apply to the Offer. To the extent that state takeover statutes and regulations purport to apply to the Offer, and contain provisions that impose requirements that conflict with the United States Constitution or conflict with the federal securities laws applicable to the Offer, the Purchaser believes that such statutes and regulations are unconstitutional and/or preempted by federal law. Should the Company, any government agency or official or any other person seek to apply any such statute to the Offer, the Purchaser will take such action as then appears desirable and may contest the validity of such statutes and the application of such statutes to the Offer in appropriate judicial or administrative proceedings. If it is asserted that one or more state takeover laws is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the

Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities, and, if enjoined, the Purchaser may be unable to purchase Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In the circumstances described above, the Purchaser may not be obliged to purchase any Shares tendered. See
Section 12. Without conceding the constitutionality or applicability of
Article 16 of the New York Business Corporation Law or otherwise prejudicing its rights to challenge the constitutionality or applicability of such Article, CalEnergy and the Purchaser have filed a registration statement pursuant to such Article with the New York Attorney General and have included in Schedule III to this Offer to Purchase certain additional information concerning CalEnergy and the Purchaser in compliance with such Article.

   Antitrust. Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The Offer is subject to these requirements. See Section 2.

   Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, purchases cannot be made until the expiration of a 15-day waiting period after July 17, 1997, the date on which certain required information and documentary material was furnished by the Purchaser to the FTC and the Antitrust Division with respect to the Offer, unless both the FTC and the Antitrust Division terminate the waiting period with respect thereto. If, within such 15-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material relevant to the Offer, the waiting period will be extended for an additional period of ten days following the date of substantial compliance with such requests. Accordingly, the required waiting period will expire at 11:59 P.M., New York City time, on August 1, 1997, unless a request for additional information or documentary material is received before then. Thereafter, the waiting period could be extended only by court order or with the Purchaser's consent. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirement imposed by the HSR Act has been satisfied.

   The Antitrust Division, the FTC and state authorities frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any of such transactions, the Antitrust Division, the FTC or state authorities could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or otherwise, or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company. Private parties may also seek to take action under the antitrust laws. The Purchaser believes that the acquisition of Shares pursuant to the Offer will not violate the antitrust laws. However, there can not be any assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 12 for certain conditions of the Offer, including conditions with respect to injunctions and certain governmental actions.

   Subsequent Regulatory Approvals in Connection with Future Share Acquisitions or Merger.

   Following completion of the Offer, the Purchaser intends to seek regulatory approvals permitting the acquisition and ownership of 100% of the Common Stock and, after receiving such approvals, to acquire all of the outstanding Shares it does not then own. See Section 11. The regulatory approvals that would be needed in order to permit the Purchaser to acquire all of the outstanding Shares are described below.

   State Regulatory Approvals. Approval of the Public Service Commission of New York ("PSC") will be required for the acquisition of the remaining outstanding shares of the Common Stock. The PSC considers whether the acquisition would be in the public interest, taking into account such factors as the impact of the merger on consumers, on rates, and on quality of service. The PSC also would have to approve any issuance of securities of the Company made in connection with the Purchaser's acquisition. The PSC approval process typically takes from six to twelve months, depending upon the issues involved. The Purchaser does not believe approval from any other state commissions are also required. However, if required, the Purchaser believes any such approvals should be obtainable in the same time frame as the PSC approval.

   Federal Power Act. The Federal Energy Regulatory Commission ("FERC") has determined that its approval is required under Section 203 of the Federal Power Act (the "FPA") before any person can acquire a controlling interest in a public utility. Therefore FERC's approval will be required before the Purchaser can acquire the remaining outstanding shares of the Common Stock of the Company. Under Section 203 of the FPA, FERC must approve a proposed disposition of facilities if it finds that the disposition will be consistent with the public interest. The FERC approval process is expected to take anywhere from six to twelve months, depending upon the complexity of the issues involved.

   Atomic Energy Act. The Company has an 18% ownership interest in the Nine Mile Nuclear Generating Unit # 2 ("Nine Mile Unit # 2"). The remaining ownership interests are held by Niagara Mohawk Power Corp., which is the operator, and by Long Island Lighting Company, Rochester Gas & Electric Corp. and Central Hudson Gas & Electric Corp. As an owner, the Company holds a possession-only license issued by the Nuclear Regulatory Commission ("NRC") under the Atomic Energy Act for Nine Mile Unit # 2. The purchase of the remaining outstanding shares of the Common Stock of the Company will be considered an indirect change of control of the license, and will require the prior approval of the NRC. The Purchaser believes such approval should be obtainable in the same time frame as the FERC approval.

   Others. Based on an examination of publicly available information with respect to the Company, the Purchaser is not aware of any other regulatory approval that would be required prior to the acquisition of the remaining outstanding shares of the Common Stock. However, there may be a requirement to obtain approvals of the transfer of licenses, franchises or other permits; such approvals should be granted in the ordinary course of business. The Purchaser presently intends to take such actions with respect to any additional approvals that may be needed as will enable it to acquire the remaining outstanding shares of the Common Stock subsequent to the completion of the Offer. In addition, certain partial dispositions may be required in order to maintain the qualifying facility status (under the Public Utility Regulatory Policies Act of 1978) of certain of CalEnergy's independent generating facilities following its acquisition of more than 9.9% of the Company.

   16. FEES AND EXPENSES. Lehman Brothers and Credit Suisse First Boston are acting as financial advisors (the "Financial Advisors") to the Purchaser and CalEnergy in connection with the transactions described in this Offer to Purchase and as Dealer Managers for the Offer. CalEnergy has agreed to pay the Financial Advisors an aggregate financial advisory fee of $8.5 million, of which (i) $250,000 became payable upon the filing of a Notification and Report Form under the HSR Act with respect to the Offer, (ii) $750,000 is payable upon the earlier to occur of (x) the execution of a merger or similar agreement providing for the acquisition of a majority of the Common Stock or assets of the Company by CalEnergy and (y) the delivery by Lehman Brothers or Credit Suisse First Boston of an opinion as to the fairness to CalEnergy, from a financial point of view, of the consideration to be paid by CalEnergy in an acquisition of the Company, and (iii) $7,500,000 is payable upon consummation by CalEnergy of an acquisition of a majority of the Common Stock or assets of the Company. CalEnergy has also agreed to reimburse the Financial Advisors for their reasonable expenses and has granted customary indemnity to each Financial Advisor. The Financial Advisors are not receiving any additional compensation for acting as Dealer Managers in the Offer.

   MacKenzie Partners, Inc. has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

   In addition, IBJ Schroder Bank & Trust Company has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

   Neither CalEnergy nor the Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers and Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

   17. MISCELLANEOUS. The Offer is being made to all holders of Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If the Purchaser becomes aware of any state where the making of the Offer is so prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   The Purchaser has filed with the Commission a Statement on Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8 of this Offer to Purchase.

   No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                            CE Electric (NY), Inc.

July 18, 1997

                                   SCHEDULE I

                             DIRECTORS AND OFFICERS
                         OF THE PURCHASER AND CALENERGY

   The following information sets forth the name, business address and present principal occupation and five-year employment history of each of the directors, executive officers and other officers of the Purchaser and CalEnergy. Each of the directors, executive officers and other officers is a citizen of the United States unless otherwise noted. Unless otherwise indicated, the business address of each of the directors, executive officers and other officers of the Purchaser and CalEnergy named below is 302 South 36th Street, Suite 400, Omaha, Nebraska 68131.

DIRECTORS AND OFFICERS OF CALENERGY

          NAME           AGE                            POSITION
          ----           ---                            --------
Executive Officers
------------------
David L. Sokol ........  40  Chairman of the Board of Directors and Chief Executive
                             Officer
Gregory E. Abel .......  34  President and Chief Operating Officer, CalEnergy Europe and
                             Chief Accounting Officer, CalEnergy
Edward F. Bazemore  ...  60  Vice President, Human Resources
Craig M. Hammett ......  36  Vice President and Chief Financial Officer
Thomas R. Mason .......  53  President and Chief Operating Officer, CalEnergy Americas
Steven A. McArthur  ...  39  Senior Vice President, General Counsel and Secretary
Donald M. O'Shei, Jr.    37  President and Chief Operating Officer, CalEnergy Asia
Robert S. Silberman  ..  39  Senior Vice President, Marketing, Implementation and
                             Strategic Planning
Other Officers
--------------
Douglas I. Anderson  ..  39  Assistant General Counsel and Assistant Secretary, CalEnergy
                             and General Counsel, CalEnergy Americas
J. Douglas Divine  ....  40  Vice President, Strategic Planning
Vincent R. Fesmire  ...  56  Vice President, Construction and Engineering
Adrian M. Foley, III  .  50  Vice President, Marketing
Patrick J. Goodman  ...  30  Controller
Brian K. Hankel .......  34  Treasurer
Frederick L. Manuel  ..  38  Vice President, Indonesia
James D. Stallmeyer  ..  39  Assistant General Counsel, CalEnergy and General Counsel,
                             CalEnergy Asia and Vice President/General Manager,
                             Philippines
Jonathan M. Weisgall  .  47  Vice President, Legislative and Regulatory Affairs

Directors
---------
David L. Sokol ........  40  Director
Edgar D. Aronson ......  62  Director
Judith E. Ayres .......  53  Director
James Q. Crowe ........  47  Director
Richard K. Davidson  ..  55  Director
David Dewhurst ........  53  Director
Richard R. Jaros ......  45  Director
David R. Morris .......  62  Director
Bernard W. Reznicek  ..  60  Director
Walter Scott, Jr.  ....  65  Director
John R. Shiner ........  53  Director
Neville G. Trotter  ...  65  Director
David E. Wit ..........  35  Director

    Set forth below is certain information with respect to each of the foregoing officers and directors:

EXECUTIVE OFFICERS

   DAVID L. SOKOL, Chairman of the Board and Chief Executive Officer. Mr. Sokol has been CEO since April 19, 1993 and served as President of CalEnergy from April 19, 1993 until January 21, 1995. He has been Chairman of the Board of Directors since May 1994. Mr. Sokol has been a director of CalEnergy since March 1991. Formerly, Mr. Sokol was Chairman, President and Chief Executive Officer of CalEnergy from February 1991 until January 1992. Mr. Sokol was the President and Chief Operating Officer of, and a director of, JWP, Inc., from January 27, 1992 to October 1, 1992. From November 1990 until February 1991, Mr. Sokol was the President and Chief Executive Officer of Kiewit Energy Company, the largest shareholder of CalEnergy and a wholly owned subsidiary of PKS.

   GREGORY E. ABEL, President and Chief Operating Officer, CalEnergy Europe and Chief Accounting Officer, CalEnergy. Mr. Abel joined CalEnergy in 1992. Mr. Abel is a Chartered Accountant and from 1984 to 1992 he was employed by Price Waterhouse. As a Manager in the San Francisco office of Price Waterhouse, he was responsible for clients in the energy industry.

   EDWARD F. BAZEMORE, Vice President, Human Resources, Mr. Bazemore joined CalEnergy in July 1991. From 1989 to 1991, he was Vice President, Human Resources, at Ogden Projects, Inc. in New Jersey. Prior to that, Mr. Bazemore was Director of Human Resources for Ricoh Corporation, also in New Jersey. Previously, he was Director of Industrial Relations for Scripto, Inc. in Atlanta, Georgia.

   CRAIG HAMMETT, Vice President and Chief Financial Officer. Mr. Hammett joined CalEnergy in 1996. Prior to joining CalEnergy, Mr. Hammett served as Director of Project Finance for Entergy Power group, as Director, Project Finance and M&A for CSW Energy and as a corporate loan officer for various financial institutions.

   THOMAS R. MASON, President and Chief Operating Officer, CalEnergy Americas. Mr. Mason joined CalEnergy in March 1991. From October 1989 to March 1991, Mr. Mason was Vice President and General Manager of Kiewit Energy Company. Prior to that, Mr. Mason was Director of Marketing for Energy Factors, Inc. (now Sithe Energies U.S.A., Inc.), a non-utility developer of power facilities. Prior to that Mr. Mason was a worldwide Market Manager of power generation for Caterpillar's Solar Gas Turbines, a gas turbine manufacturer.

   STEVEN A. McARTHUR, Senior Vice President, General Counsel and Secretary. Mr. McArthur joined CalEnergy in February 1991. From 1988 to 1991 he was an attorney in the Corporate Finance Group at Shearman & Sterling in San Francisco. From 1984 to 1988 he was an attorney in the Corporate Finance Group at Winthrop, Stimson, Putnam & Roberts in New York.

   DONALD M. O'SHEI, JR., President and Chief Operating Officer, CalEnergy Asia. Mr. O'Shei joined CalEnergy in August 1992. Prior to 1997, he served as General Manager -- Indonesia and Vice President of CE International Investments, Ltd. for the Company. From 1991 to 1992, he was employed by Proven Alternatives Capital Corporation as a Financial Analyst. Prior to 1991, Mr. O'Shei served in the U.S. Army in the Special Forces, Airborne and Pathfinder Units.

   ROBERT S. SILBERMAN, Senior Vice President, Marketing, implementation and Strategic Planning. Mr. Silberman joined CalEnergy in 1995. Prior to that, Mr. Silberman served as Executive Assistant to the Chairman and Chief Executive Officer of International Paper Company, as Director of Project Finance and Implementation for the Ogden Corporation and as a Project Manager in Business Development for Allied-Signal, Inc. He has also served as the Assistant Secretary of the Army for the United States Department of Defense.

OTHER OFFICERS

   DOUGLAS L. ANDERSON, Assistant General Counsel and Assistant Secretary, CalEnergy and General Counsel, CalEnergy Americas. Mr. Anderson joined CalEnergy in February 1993. From 1990 to 1993, Mr. Anderson was a business attorney with Fraser, Stryker, Vaughn, Meusey, Olson, Boyer & Bloch, P.C.

in Omaha. From 1987 through 1989, Mr. Anderson was a principal in the firm Anderson & Anderson. Prior to that, from 1985 to 1987, he was an attorney with Foster, Swift, Collins & Coey, P.C. in Lansing, Michigan.

   J. DOUGLAS DIVINE, Vice President, Strategic Planning. Mr. Divine joined CalEnergy in September 1996. Prior to that, he was Director of Planning and Regulatory Affairs with Falcon Seaboard Resources Inc. from 1990 to 1996. From 1987 to 1990, he was Senior Manager of Management Consulting Services with Price Waterhouse; from 1984 to 1986 Mr. Divine was Director of Operations Review Divisions and Executive Assistant to Commissioner of the Public Utility Commission of Texas; and from 1983 to 1984, he was Coordinator of Revenue and Economic Analysis for the Governor's Office, State of Texas.

   VINCENT R. FESMIRE, Vice President, Construction and Engineering. Mr. Fesmire joined CalEnergy in October 1993. Since joining CalEnergy, Mr. Fesmire's responsibilities have shifted from project development and implementation to construction in parallel with the status of CalEnergy's projects. Prior to joining CalEnergy, Mr. Fesmire was employed for 19 year with Stone & Webster, an engineering firm, serving in various management level capacities with an expertise in geothermal design engineering.

   ADRIAN M. FOLEY, III, Vice President, Marketing. Mr. Foley joined the Company in January 1994 as Project Development Manager and continued in that capacity until January 1997 when he was promoted to Vice President, Marketing. Prior to joining CalEnergy, Mr. Foley was Regional Manager, Business Development with Ogden Projects, Inc. from 1989 to 1993 and Executive Vice President with Rescom Development Company from 1980 to 1989.

   PATRICK J. GOODMAN, Controller, Mr. Goodman joined CalEnergy in June 1995, and served as Manager of Consolidation Accounting until September 1996 when he was promoted to Controller. Prior to joining CalEnergy, Goodman was an accountant at Coopers & Lybrand.

   BRIAN K. HANKEL, Treasurer, Mr. Handel joined CalEnergy in February 1992 as Treasury Analyst and served in that position to December 1995. Mr. Hankel was appointed to Assistant Treasurer in January 1996 and was appointed Treasurer in January 1997. Prior to joining CalEnergy, Mr. Hankel was an Analyst at FirsTier Bank of Lincoln from 1987 to 1992 and Senior Credit Analyst at FirsTier from 1987 to 1988.

   FREDERICK MANUEL, Vice President, Indonesia. Mr. Manuel joined CalEnergy in 1991. Prior to that, he was employed by Chevron Corporation with responsibilities including land and offshore drilling, reservoir and production engineering, project management and technical research.

   JAMES D. STALLMEYER, Assistant General Counsel, CalEnergy and General Counsel, CalEnergy Asia and Vice President/General Manager, Philippines. Mr. Stallmeyer joined CalEnergy in 1993. Mr. Stallmeyer practiced in the public finance and banking areas at Chapman and Cutler in Chicago from 1984 to 1987 and in the corporate finance department from 1989 to 1993. Prior to that, Mr. Stallmeyer was an attorney in the public finance department of the Chicago office of Skadden, Arps, Slate, Meaher & Flom in 1987 and 1988 and was a legal writing instructor at the University of Illinois College of Law in 1988 and 1989.

   JONATHAN WEISGALL, Vice President, Legislative and Regulatory Affairs. Mr. Weisgall joined CalEnergy in May 1995. Prior to that, Mr. Weisgall was an attorney in private practice with extensive energy and regulatory experience and is currently Adjunct Professor of Energy Law at Georgetown University Law Center.

DIRECTORS

   DAVID L. SOKOL, Director. (See above biographical reference in Executive Officers.)

   EDGAR D. ARONSON, Director. Mr. Aronson has been a director of CalEnergy since April 1983. Mr. Aronson founded EDACO Inc., a private venture capital company in 1981, and has been President of EDACO since that time. Prior to that, Mr. Aronson was Chairman of Dillon, Read International from 1979 to 1981 and a General Partner in charge of the International Department at Salomon Brothers Inc from 1973 to 1979.

    JUDITH E. AYRES, Director. Ms. Ayres has been a director of CalEnergy since July 1990. Since 1990, Ms. Ayres has been Principal of The Environmental Group, an environmental consulting firm in San Francisco, California. From 1988 to 1989, Ms. Ayres was a Vice President of William D. Ruckelshaus Associates, an environmental consulting firm. From 1983 to 1988, Ms. Ayres was the Regional Administrator of Region 9 (Arizona, California, Hawaii, Nevada, and the Western Pacific Islands) of the United States Environmental Protection Agency.

   JAMES Q. CROWE, Director. Mr. Crowe has been a director of CalEnergy since March 1991. Mr. Crowe is Chairman of the Board of WorldCom, Inc. Prior to assuming his current position Mr. Crowe was Chairman and Chief Executive Officer of MFS Communications Company, Inc. In 1991, Mr. Crowe was President of Kiewit Industrial Company, a subsidiary of PKS. Before joining Kiewit Industrial Company in 1986, Mr. Crowe was Group Vice President, Power Group at Morrison-Knudsen Corporation. In 1994, Mr. Crowe became a director of PKS. Mr. Crowe is also a director of C-TEC Corporation, a publicly-traded company in which PKS holds a majority ownership interest.

   RICHARD K. DAVIDSON, Director. Mr. Davidson has been a director of CalEnergy since March 1993. As of January 1, 1997, Mr. Davidson became Chairman and CEO of Union Pacific Corporation. Prior to that, Mr. Davidson, President of Union Pacific Corporation and a director of that corporation since May 1994, was Chairman of Union Pacific Railroad since September 1991. Mr. Davidson became part of Union Pacific Railroad when it merged with the Missouri Pacific and the Western Pacific Railroads in 1982. He was promoted to Vice President-Operations in 1986, Executive Vice President-Operations in 1989, until his appointment as President and Chief Executive Officer on August 7, 1991; seven weeks later Mr. Davidson was named Chairman and Chief Executive Officer.

   DAVID DEWHURST, Director. Mr. Dewhurst has been a Director since August 1996. Mr. Dewhurst was the founder, Chairman and Chief Executive Officer of Falcon Seaboard Resources, Inc. for many years and is presently Chairman and Chief Executive Officer of Falcon Seaboard Holdings, L.P. Mr. Dewhurst was a Foreign Service Reserve Officer in the U.S. Department of State, in 1971-1973 and served in the U.S. Air Force from 1968-70. Mr. Dewhurst currently serves on the National Board of Directors of Citizens for a Sound Economy.

   RICHARD R. JAROS, Director. Mr. Jaros has been a director of CalEnergy since March 1991. Mr. Jaros served as President and Chief Operating Officer of CalEnergy from January 8, 1992 to April 19, 1993 and as Chairman of the Board from April 19, 1993 to May 1994. Mr. Jaros is currently Executive Vice President, Chief Financial Officer and a director of PKS. From 1990 until January 8, 1992, Mr. Jaros served as a Vice President of PKS. Mr. Jaros serves as a director of WorldCom, Inc. and C-TEC Corporation, a publicly traded company in which PKS holds a majority ownership interest.

   DAVID R. MORRIS, Director. Mr. Morris was appointed a director of CalEnergy in February 1997. Mr. Morris was Chairman of Northern Electric plc from 1989 to January 1997. In 1980 he joined Delta plc becoming Managing Director of the Switchgear and Accessories Division in 1981 and a Board Director in 1984. Prior to that, Mr. Morris was Managing Director of Wildt Mellor Bromley Ltd., a subsidiary of Sears Holdings, plc, from 1975 to 1980. From 1958 to 1975 Mr. Morris was associated with English Electric Aircraft Ltd., which merged with GEC, in production and development management. Mr. Morris is a director of Delta Group plc.

   BERNARD W. REZNICEK, Director. Mr. Reznicek has been a director of CalEnergy since May 1995. Mr. Reznicek became National Director--Utility Marketing for Central States Indemnity Co. of Omaha on January 2, 1997. Prior to that, he was Dean, College of Business Administration at Creighton University from 1994 to 1996. Prior to that, Mr. Reznicek was the Chairman, President and Chief Executive Officer of Boston Edison Company from 1987 to 1994 and was the President and Chief Executive Officer of the Omaha Public Power District from 1981 to 1987. Mr. Reznicek serves on the Board of Directors of Stone & Webster, Incorporated since (1995), State Street Boston Corporation (1991), Boston Edison Company (1987) and Guarantee Life Companies, Inc. (1986).

   WALTER SCOTT, JR., Director. Mr. Scott has been a director of CalEnergy since June 1991. Mr. Scott was the Chairman and Chief Executive Officer of CalEnergy from January 8, 1992 until April 19,

1993. Mr. Scott is Chairman and President of PKS, a position he has held since 1979. Mr. Scott is a director of Berkshire Hathaway, Inc., Burlington Resources, Inc., ConAgra, Inc., Valmont Industries, Inc., WorldCom, Inc., First Bank Systems and C-TEC Corporation, a publicly traded company in which PKS holds a majority ownership interest.

   JOHN R. SHINER, Director. Mr. Shiner has been a director of CalEnergy since May 1995. He joined the law firm of Morrison & Foerster in 1993, where he is a partner resident in the Los Angeles office. Prior to that time, he was a partner in the law firm of Baker & McKenzie. Mr. Shiner has practiced law in Los Angeles since 1968, specializing in litigation and consultation with the senior management and board of directors of closely held and public corporations.

   NEVILLE G. TROTTER, Director. Since 1974, Mr. Trotter has been a Member of Parliament in the U.K. House of Commons representing the Tynemouth area. In Parliament, Mr. Trotter served as a member of the Select Committees of the House relating to Defense, Trade & Industry and Transport. Prior to that, Mr. Trotter, a Chartered Accountant, was a Senior Partner in the Grant Thornton accounting firm in the U.K. and formerly served as a member of the Newcastle City Council and was Chairman of the City Finance and Transport Committees.

   DAVID E. WIT, Director. Mr. Wit has been a director of CalEnergy since April 1987. He is Co-Chief Executive Officer of Logicat, Inc., a software development/publishing firm. Prior to working at Logicat, Inc., Mr. Wit worked at E.M. Warburg Pincus & Company, where he analyzed seed-stage financing and technology investments.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

   The names of each director of the Purchaser are set forth below. The other required information with respect to each such person is set forth under "Directors and Officers of CalEnergy" above.

    NAME                                                                  AGE
DAVID L. SOKOL .........................................................   40

STEVEN A. MCARTHUR .....................................................   39


   All current executive officers of CalEnergy hold the same offices (to the extent applicable) at the Purchaser. See "Directors and Executive Officers of CalEnergy" above.

                                  SCHEDULE II

                       SCHEDULE OF TRANSACTIONS IN SHARES
                            DURING THE PAST 60 DAYS
                BY THE PURCHASER, CALENERGY AND THEIR AFFILIATES

 TRANSACTION     SHARES     PRICE PER
     DATE       ACQUIRED*    SHARE**
-------------- ----------- -----------
July 1, 1997  .    16,000     $20.88
July 1, 1997  .    18,500     $21.00
July 7, 1997  .       700     $21.19
July 7, 1997  .     7,600     $21.25
July 7, 1997  .     2,000     $21.38
July 7, 1997  .    25,600     $21.44
July 7, 1997  .    25,000     $21.50
July 8, 1997  .    23,600     $21.56
July 8, 1997  .     3,900     $21.50
July 9, 1997  .     8,000     $21.50
July 9, 1997  .    45,000     $21.56
July 10, 1997      48,400     $21.56
July 11, 1997       2,000     $21.58
July 11, 1997      14,800     $21.63
                  -------
Total .........   241,100

------------
 * All transactions set forth in the table above were effected through a registered broker on the NYSE.
**    All prices are exclusive of commissions.

                                  SCHEDULE III

        CERTAIN ADDITIONAL INFORMATION ABOUT THE PURCHASER AND CALENERGY

INFORMATION ABOUT THE PURCHASER

   The Purchaser was incorporated under the laws of the State of New York on July 11, 1997. The Purchaser has not conducted any business or other activities of any kind since its incorporation other than in connection with the Offer.

   Authorized capital stock of the Purchaser consists of 1,000 shares of common stock, par value $0.01 ("Purchaser Common Stock"). At July 18, 1997, there were 1,000 shares of Purchaser Common Stock outstanding. The Purchaser does not have any long-term debt.

   The Purchaser has no labor or employment related claims or disputes, and is not involved in any pending legal or administrative proceedings.

INFORMATION ABOUT CALENERGY

   CalEnergy was incorporated under the laws of the State of Delaware in 1971. It has an office in upstate New York and, through its subsidiaries, operates an environmentally advanced, 240 MW gas-fired generating plant in Plattsburgh, which generates power sufficient to supply 100,000 homes.

   The following is a description of the authorized capital and long-term debt of CalEnergy, the potential impact on New York residents of CalEnergy's plans and proposals, existing pension plans, profit-sharing plans and savings plans, educational opportunities or relocation adjustments provided to its employees, pending litigation and labor or employment related claims or disputes, and community activities, charitable, cultural, educational or civic contributions:

   1. AUTHORIZED CAPITAL

   Authorized capital stock of CalEnergy consists of 180,000,000 shares of common stock, par value $.0675 per share ("CalEnergy Common Stock"), and 2,000,000 shares of preferred stock, no par value ("CalEnergy Preferred Stock"). At March 31, 1997, there were 63,529,955 shares of CalEnergy Common Stock outstanding. No shares of CalEnergy Preferred Stock are issued and outstanding. CalEnergy currently does not pay dividends on the CalEnergy Common Stock but reinvests earnings into its operations.

   2. LONG-TERM DEBT*

   CalEnergy's long-term debt comprised the following at March 31, 1997:

Senior discount notes ...................  $529,640
Senior notes ............................   224,164
Limited recourse senior secured notes**     200,000
Revolving credit facility ...............         0
                                           --------
                                           $953,804
                                           ========

------------
*      Excludes non-recourse debt of subsidiaries.
** The "Recourse Amount" (as defined in the applicable indenture) with respect to CalEnergy was $0 at March 31, 1997.

   (i) Senior Discount Notes. In March 1994, CalEnergy issued $400,000,000 of 10 1/4% Senior Discount Notes which accrete to an aggregate principal amount of $529,640,000 at maturity in 2004. The original issue discount (the difference between $400,000,000 and $529,640,000) was amortized from issue date through January 15, 1997. Interest on the Senior Discount Notes is payable semiannually on January 15 and July 15 of each year. The Senior Discount Notes are redeemable at any time on or after January 15, 1999 initially at a redemption price of 105.125% declining to 100% on January 15, 2002 plus accrued interest to the date of redemption. The Senior Discount Notes are unsecured senior obligations of CalEnergy.

    (ii) Senior Notes. On September 20, 1996 CalEnergy completed a private sale to institutional investors of $225,000,000 aggregate principal amount of 9 1/2% Senior Notes due 2006. Interest on the Senior Notes is payable semiannually on March 15 and September 15 of each year. The Senior Notes are redeemable at any time on or after September 15, 2001 initially at a redemption price of 104.75% declining to 100% on September 15, 2004 plus accrued interest to the date of redemption. The Senior Notes are unsecured senior obligations of CalEnergy.

   (iii) Limited Recourse Senior Secured Notes. On July 21, 1995 the Company issued $200,000,000 of 9 7/8% Limited Recourse Senior Secured Notes due 2003 (the "Notes"). Interest on the Notes is payable on June 30 and December 30 of each year, commencing December 1995. The Recourse Amount to CalEnergy under this Indenture was $0 at March 31, 1997.

   (iv) Revolving Credit Facility. On July 8, 1996 CalEnergy obtained a $100,000,000 three year revolving credit facility. The facility is unsecured and is available to fund general operating capital requirements and finance future business opportunities. There is currently no debt outstanding under this facility.

   The annual repayments of CalEnergy's debt for the years beginning January 1, 1997 are as follows:

                SENIOR DISCOUNT NOTES  SENIOR NOTES  LIMITED RECOURSE NOTES*
               --------------------- -------------- -----------------------
1997--2001 ....       $      0           $      0           $      0
Thereafter ....        529,640            225,000            200,000
                      --------           --------           --------
                      $529,640           $225,000           $200,000
                      ========           ========           ========

------------
* The "Recourse Amount" (as defined in the applicable indenture) with respect to CalEnergy was $0 at March 31, 1997.

3. POTENTIAL IMPACT ON THE NEW YORK RESIDENTS OF CALENERGY'S PLANS AND
PROPOSALS

   CalEnergy believes that its proposed business combination would yield many benefits for the Company's customers and employees and the State of New York. CalEnergy welcomes the various initiatives of the Governor's office, the New York legislature and the New York Public Service Commission to introduce full competition to New York's energy market. CalEnergy fully expects that it will be able to work closely with the New York Public Service Commission to implement rate reductions for all the Company's customers, while providing them with the same safe and reliable energy service to which they are accustomed. Lower rates would give the Company an advantage in meeting the competitive challenges of the deregulating energy market while contributing to New York's economic vitality and ability to attract and retain jobs. CalEnergy intends to reincorporate CalEnergy in New York and maintain the Company as a distinct operating unit with its existing corporate headquarters and grow the Company's business by participating aggressively in the increasingly competitive New York electric market. CalEnergy is a growth company that has increased its number of employees tenfold in the last five years.

4. PENSION PLANS, PROFIT-SHARING PLANS AND OTHER MATTERS

   CalEnergy maintains a full range of employee health and benefit and insurance plans and provides a matching 401(k) retirement savings plan for all employees, as well as employee bonus plans, employee stock purchase and employee stock option plans.

   (i) CalEnergy Company, Inc. 401(k) Savings Plan. This plan permits employees to defer up to 15 percent of their compensation (as defined in the plan) annually on a pre-tax basis, subject to legally imposed limitations. CalEnergy also automatically makes matching contributions to the plan, in the amount determined by CalEnergy, to be allocated based on the amounts of the employees' contributions. The employees are always vested in 100 percent of their contributions and CalEnergy's matching contributions. The investment options under the plan consist of mutual funds and a CalEnergy stock fund.

    (ii) CalEnergy Company, Inc. Employee Stock Option Plan. CalEnergy maintains the Employee Stock Option Plan, which provides for grants of incentive and nonqualified stock options to directors, employees, consultants and independent contractors of CalEnergy. The exercise price of an incentive stock option granted under the plan generally must be not less than the fair market value of CalEnergy Common Stock at the date of grant; the exercise price of a nonqualified option is determined by the committee administering the plan and cannot be less than 85% of the fair market value at the time of grant. CalEnergy has reserved 3,739,165 shares of CalEnergy Common Stock for issuance under the Plan.

   (iii) CalEnergy Company, Inc. Employee Stock Purchase Plan. This plan permits participating employees to purchase CalEnergy Common Stock at a price below its market value and to pay for the purchases through payroll deductions. The purchase price is set at a discount of 15% from the lower of the market value of CalEnergy Common Stock on the last trading day before a six-month participation period starts or on the last trading day in the participation period. The aggregate fair market value of the shares of CalEnergy Common Stock that may be purchased under the plan by any participant in any calendar year may not exceed $25,000.

   (iv) Insurance. CalEnergy provides term life and other accidental death and disability insurance coverage to its employees at no cost.

5. PENDING LEGAL PROCEEDINGS

   CalEnergy is not a party to any material pending legal proceedings.

6. LABOR AND EMPLOYEE RELATIONS

   As of March 31, 1997, CalEnergy and its subsidiaries had approximately 4,500 employees. CalEnergy's labor and employment relations with its employees are excellent. There have been no violations by CalEnergy of the Federal National Labor Relations Act, Occupational Safety and Health Act of 1970, Fair Labor Standards Act or Employee Retirement and Income Security Act, as amended, finally adjudicated or settled within five years of the commencement of the Offer.

7. EDUCATIONAL OPPORTUNITIES

   CalEnergy provides special job training programs and, in certain circumstances, educational assistance to eligible employees who pursue programs of study that are related to the employees' field of work.

8. RELOCATION ADJUSTMENTS

   CalEnergy reimburses job applicants, new employees and current employees for certain travel and relocation expenses.

9. CHARITABLE AND CIVIC ACTIVITIES

   Consistent with CalEnergy's commitment to responsible community involvement, CalEnergy supports the arts and a variety of charitable foundations, particularly in communities in which CalEnergy operates facilities or has offices. Additionally, CalEnergy is active in community safety programs, environmental activities and educational organizations by making contributions and matching gifts to certain accredited institutions of higher education, college associations and other educational organizations.

   Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                       The Depositary for the Offer is:

                      IBJ SCHRODER BANK & TRUST COMPANY

                              Telephone Number:
                                (212) 858-2103

            BY MAIL:                        BY FACSIMILE:               BY HAND OR OVERNIGHT DELIVERY
         P.O. Box 84
     Bowling Green Station                                                    One State Street
 New York, New York 10274-0084            (212) 858-2611                  New York, New York 10004
Attn: Reorganization Operations     Attn: Reorganization Operations    Attn: Reorganization Operations
        Department                           Department                           Department

                 Confirm Facsimile by Telephone: (212) 858-2103

   Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                    The Information Agent for the Offer is:

                        [MACKENZIE PARTNERS, INC LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                     The Dealer Managers for the Offer are:

       LEHMAN BROTHERS                        CREDIT  SUISSE  FIRST BOSTON
   3 World Financial Center                       Eleven Madison Avenue
   New York, New York 10285                     New York, New York 10010
Call collect at: (212) 526-1941                   Call: (888) 285-7693